Exhibit 99

Boise Land & Timber Holdings Corp.

Consolidated Statements of Income

(unaudited, in thousands)

	Timber Holdings	Predecessor
	Three Months Ended June 30
	2005	2004
Sales
Fiber
Trade	$—	$18
Related parties	—	28,217
Timberlands	—	1,543
	—	29,778
Costs and expenses
Materials, labor and other operating expenses	—	8,884
Depreciation, amortization and depletion	—	2,192
Cost of timberlands sold	—	(172)
General and administrative expenses	16	1,529
Other (income) expense, net	—	(1,336)
	16	11,097

Gain on sale of timberland assets	1,659	—

Income from operations	1,643	18,681

Interest expense	—	(1,414)
Interest income	5,192	—
	5,192	(1,414)

Income before income taxes	6,835	17,267
Income tax (provision) benefit	1,476	(6,703)
Net income	$8,311	$10,564

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Statements of Income

(unaudited, in thousands)

	Timber Holdings	Predecessor
	Six Months Ended June 30
	2005	2004
Sales
Fiber
Trade	$5	$29
Related parties	17,609	56,059
Timberlands	—	87,031
	17,614	143,119
Costs and expenses
Materials, labor and other operating expenses	2,303	19,973
Depreciation, amortization and depletion	10,854	4,205
Cost of timberlands sold	—	24,220
General and administrative expenses	2,346	3,457
Other (income) expense, net	(174)	(2,358)
	15,329	49,497

Gain on sale of timberland assets	6,553	—

Income from operations	8,838	93,622

Interest expense	(11,519)	(2,829)
Interest income	8,315	—
	(3,204)	(2,829)

Income before income taxes	5,634	90,793
Income tax (provision) benefit	1,476	(35,338)
Net income	$7,110	$55,455

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Balance Sheets

(unaudited, in thousands)

	June 30, 2005	December 31, 2004
ASSETS

Current
Cash and cash equivalents	$—	$1
Receivables	—	4
Inventories	—	828
Deferred income taxes	1,476	—
Prepaid assets	—	1,809
	1,476	2,642

Property
Property and equipment
Land and land improvements	—	4,744
Buildings and improvements	—	715
Machinery and equipment	—	949
	—	6,408

Accumulated depreciation	—	(138)
	—	6,270

Timber and timberlands	—	1,628,426
	—	1,634,696

Deferred financing costs	—	4,833
Investments in affiliates	250	250
Note receivable from related party	261,286	—
Other assets	—	300

Total assets	$263,012	$1,642,721

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Balance Sheets (continued)

(unaudited, in thousands except for share data)

	June 30, 2005	December 31, 2004
LIABILITIES AND CAPITAL

Current
Current portion of long-term debt	$—	$12,250
Accounts payable	91	2,500
Taxes payable	—	1,840
	91	16,590

Debt
Long-term debt, less current portion	—	1,212,750
Note payable to related party	—	157,509
	—	1,370,259

Commitments and contingent liabilities

Capital
Common stock—par value $.01; 65,317 shares authorized; 65,036 and 65,060 shares outstanding	1	1
Additional paid-in capital	276,061	276,122
Accumulated losses	(13,141)	(20,251)
Total capital	262,921	255,872

Total liabilities and capital	$263,012	$1,642,721

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Timber Holdings	Predecessor
	Six Months Ended June 30
	2005	2004
Cash provided by (used for) operations
Net income	$7,110	$55,455
Items in net income not using (providing) cash
Depreciation, depletion and amortization of deferred financing costs and other costs	15,852	4,205
Related-party interest expense	(8,315)	—
Deferred income tax provision (benefit)	(1,476)	389
Gain on sale of Louisiana timberlands	—	(59,915)
Gain on sale of timberland assets	(6,553)	—
Receivables	4	21
Inventories	(118)	(940)
Accounts payable and accrued liabilities	(3,728)	1,150
Current and deferred income taxes	—	(389)
Other	(170)	(590)
Cash provided by (used for) operations	2,606	(614)

Cash provided by (used for) investment
Expenditures for property and equipment	(25)	(824)
Expenditures for timber and timberlands	(540)	(4,793)
Proceeds from sale of Louisiana timberlands	—	83,717
Sale of timberland assets, net	1,632,005	—
Note receivable from related party	(251,312)	—
Other	—	597
Cash provided by investment	1,380,128	78,697

Cash provided by (used for) financing
Payments of long-term debt	(1,225,000)	—
Note payable to related party	(157,509)	—
Net equity transactions with OfficeMax	—	(71,628)
Net debt payments with OfficeMax	—	(6,455)
Other	(226)	—
Cash used for financing	(1,382,735)	(78,083)

Increase (decrease) in cash and cash equivalents	(1)	—

Balance at beginning of the period	1	—

Balance at end of the period	$—	$—

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Statements of Capital

(unaudited, in thousands)

		Additional Paid-In Capital
		Series A Common Stock		Series B Common Stock		Series C Common Stock
	Common Stock	Shares	Amount	Shares	Amount	Shares	Amount	Accumulated Losses	Total Capital
Balance at December 31, 2004	$1	7	$30,040	55	$246,082	4	$—	$(20,251)	$255,872

Net income	—	—	—	—	—	—	—	7,110	7,110
Repurchase of equity units	—	—	—	—	(61)	—	—	—	(61)
Paid-in-kind dividend	—	—	1,607	—	(1,607)	—	—	—	—

Balance at June 30, 2005	$1	7	$31,647	55	$244,414	4	$—	$(13,141)	$262,921

See accompanying notes to unaudited quarterly consolidated financial statements.

Notes to Unaudited Quarterly Consolidated Financial Statements

Discontinued Operations

At December 31, 2004, our timberland assets were held for sale, and the operations of Boise Land & Timber Holding Corp. (Timber Holdings) met the definition of discontinued operations. In the accompanying financial statements, we have not shown our assets as “Assets held for sale” or our liabilities as “Liabilities related to assets held for sale” on our Consolidated Balance Sheet. Since almost all of the assets and liabilities were disposed of, we believe that we are providing more useful information by presenting the information as shown.

In February 2005, we sold all of our timberlands located across the Pacific Northwest, Louisiana, Alabama and Minnesota to Forest Capital Partners, LLC, for $1.65 billion in cash (Timberlands Sale). During the six months ended June 30, 2005, we recorded a $6.6 million gain in our Consolidated Statement of Income. Proceeds from the sale were used to eliminate all of our debt, including a related-party loan from Boise Cascade, L.L.C. (Boise LLC), the wholly owned operating subsidiary of Boise Cascade Holdings, L.L.C. (Boise Holdings), and to make a related-party loan to Boise LLC. At June 30, 2005, our assets consisted of $1.5 million of deferred income tax benefits, a $0.3 million investment in unconsolidated affiliates and a related-party receivable of $261.3 million from Boise Holdings. The amount of the receivable will fluctuate with related-party activity.

1.             Basis of Presentation

                As used in these financial statements, the terms “Timber Holdings” and “we” include Boise Land & Timber Holdings Corp. and its consolidated subsidiaries. The term “predecessor” refers to the results of the timberland assets of OfficeMax Incorporated (OfficeMax) or Boise Timberlands. OfficeMax was formerly Boise Cascade Corporation, the company that owned the timberlands through October 28, 2004. In the predecessor periods, we refer to OfficeMax’s paper and forest products businesses as Boise Forest Products Operations.

                We have prepared the quarterly consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Some information and footnote disclosures, which would normally be included in financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. These quarterly consolidated financial statements and notes should be read together with the consolidated financial statements and notes filed with the SEC in Boise Cascade Company’s registration statement on Form S-4 (Registration No. 333-125768), as amended.

The quarterly consolidated financial statements have not been audited by an independent registered public accounting firm, but in the opinion of management, we have included all adjustments necessary to present fairly the results for the periods. Net income for the three and six months ended June 30, 2005 and 2004, involved estimates and accruals. Actual results may vary from those estimates. Except as may be disclosed within these “Notes to Unaudited Consolidated Quarterly Financial Statements,” the adjustments made were of a normal, recurring nature. Quarterly results are not necessarily indicative of results that may be expected for the year.

                The consolidated financial statements present our operating results for the three and six months ended June 30, 2005, and the results of OfficeMax’s timberland operations for the three and six months ended June 30, 2004. OfficeMax historically managed its timberlands as part of its Boise Paper Solutions and Boise Building Solutions segments. These financial statements present the timberland operations as a separate entity.

                The predecessor financial statements include accounts specifically attributed to Boise Timberlands and a portion of OfficeMax’s shared corporate general and administrative expenses. The shared services included, but were not limited to, finance, accounting, legal, information technology and human resource functions. OfficeMax’s corporate general and administrative expenses were allocated to the predecessor period based on specifically identifiable services used by Boise Timberlands.

                The predecessor financial statements also include an allocation of OfficeMax’s total debt and related interest expense based on average asset balances (see Note 6, Debt). The predecessor’s results have been or will be included in OfficeMax’s consolidated tax returns. Income taxes in the predecessor periods of these financial statements have been calculated as if Boise Timberlands were a separate taxable entity (see Note 4, Income Taxes).

                Information about the allocations and related-party transactions are included in Note 3, Transactions With Related Parties.

2.             Purchase and Sale of Timberland Assets

                On October 29, 2004, we acquired OfficeMax’s timberland assets for an aggregate consideration of $1,650.0 million, excluding fees and expenses (the Acquisition). We paid for the Acquisition with $15.0 million in cash and made contributions of $1,635.0 million to affiliates, who in turn issued $1,635.0 million of timber installment notes to OfficeMax and an affiliate of OfficeMax. The $1,635.0 million in installment notes issued to OfficeMax were nonrecourse with respect to Forest Products Holdings, L.L.C. (Parent), a newly formed holding company controlled by Madison Dearborn Partners, LLC, and its consolidated subsidiaries, and mature on January 29, 2020. In addition, we incurred $14.8 million of deferred financing costs and assumed $3.3 million of liabilities, net of current assets acquired, for a net purchase price of $1,661.6 million.

On the Acquisition date, Parent and an affiliate of OfficeMax made an aggregate cash equity investment of $276.1 million in us. The equity investment consisted of $197.6 million invested by Parent in exchange for 44,000 shares of Series B common stock and $78.5 million invested by an affiliate of OfficeMax in exchange for 7,000 and 11,000 shares of Series A and Series B common stock, respectively.

                In February 2005, we sold all of our timberland assets for $1,650.0 million in cash. We recorded a $6.6 million gain, net of $18.0 million of transaction costs related to the sale. Proceeds from the sale were used to eliminate all of our debt, including a related-party loan from Boise LLC, and to make a related-party loan to Boise LLC. At June 30, 2005, our assets consisted of $1.5 million of deferred income tax benefits, a $0.3 million investment in unconsolidated affiliates and a related-party receivable of $261.3 million from Boise Holdings. The amount of the receivable will fluctuate with related-party activity.

3.             Transactions With Related Parties

                For the three and six months ended June 30, 2005, we participated in Boise LLC’s centralized cash management system. During the predecessor period presented, we participated in OfficeMax’s centralized cash management system. Cash receipts attributable to our operations were collected by Boise LLC and OfficeMax, and cash disbursements were funded by Boise LLC and OfficeMax. For the six months ended June 30, 2005, the net effect of these transactions has been reflected in our Consolidated Statement of Cash Flows as “Note payable to related party” and “Note receivable from related party.”  For the six months ended June 30, 2004, the net effect of these transactions has been reflected in our predecessor financial statements as “Net equity transactions with OfficeMax” in the Consolidated Statement of Cash Flows. The following table includes the components of these related-party transactions (in thousands):

	Timber Holdings	Predecessor
	Six Months Ended June 30
	2005	2004
Cash collections	$(17,792)	$(145,496)
Payment of accounts payable	15,016	25,867
Capital expenditures	565	5,617
Income taxes	—	34,949
Net debt payments with OfficeMax	—	6,455
Cash from sale of timberlands	(1,632,005)	—
Payments of long-term debt	1,225,000	—
Other	395	980

Related-party notes payable and receivable	$(408,821)

Net equity transactions with OfficeMax		$(71,628)

                During the six months ended June 30, 2005, and the predecessor period presented, we used services and administrative staff of Boise LLC and OfficeMax, respectively. These included, but were not limited to, finance, accounting, legal, information technology and human resource functions. The costs allocated to Timber Holdings and our predecessor were specifically identifiable as services used by us and our predecessor. These costs are included in “General and administrative expenses” in the Consolidated Statements of Income. All cash advances necessary to fund the lease and/or purchase of timberlands and other expenditures, to the extent not provided through internally generated funds, were provided by Boise LLC for the six months ended June 30, 2005, and by OfficeMax in the predecessor periods. These amounts have been reflected in our Consolidated Statement of Cash Flows as “Note payable to related party” and “Note receivable from related party” and in the predecessor Consolidated Statement of Cash Flow as “Net equity transactions with OfficeMax.”

                Prior to the Timberlands Sale, we were a major supplier of fiber to Boise LLC and, in the predecessor period, were a major supplier of fiber to Boise Forest Products Operations. Sales of fiber to Boise LLC and Boise Forest Products Operations are reported as fiber sales to related parties on the Consolidated Statements of Income and were based on prices that approximated market prices.

                For the six months ended June 30, 2005, Boise Land & Timber Corp., a wholly owned direct subsidiary of Timber Holdings, leased employees from Boise LLC. During this period, most of the leased employees participated in Boise LLC’s defined benefit plans, and most of the employees were eligible for participation in Boise LLC’s defined contribution plans. During the predecessor periods, most of Boise Timberlands’ employees participated in OfficeMax’s defined benefit pension plans, and most of the employees were eligible for participation in OfficeMax’s defined contribution plans. We have included the costs associated with employees who participated in the plans in the Consolidated Statements of Income. These costs were not material in any of the periods presented.

4.             Income Taxes

For federal income tax purposes, the acquisition of Boise Timberlands was treated as an asset purchase, and we had a tax basis in the acquired assets equal to the purchase price. As a result, we depleted assets with a higher tax basis after the date of the Acquisition. Upon further analysis of our financial performance for fiscal year 2005 and our projected future taxable income, we reversed a portion of our income tax valuation allowance, as it is more likely than not that we will earn sufficient future income to utilize the deferred tax benefits. The reversal resulted in the increase in deferred income tax benefits of $1.5 million at June 30, 2005, compared with $0 at December 31, 2004.

In the predecessor periods presented, Boise Timberlands’ results have been or will be included in the consolidated income tax returns of OfficeMax. However, in the predecessor financial statements, income taxes have been provided based on a calculation of the income tax expense that would have been incurred if Boise Timberlands had operated as a separate taxpayer. Income taxes were provided for all items included in the Consolidated Statements of Income, regardless of when such items were reported for tax purposes or when the taxes were actually paid. Current tax liabilities were transferred to OfficeMax and are included in “Net equity transactions with OfficeMax.”

5.             Leases

                As a result of the Timberlands Sale, we are no longer a party to any lease obligations and have no contingent liability for any leases that were sold to Forest Capital by our subsidiaries.

6.             Debt

                In October 2004, we entered into a six-year, $1,225.0 million Tranche C term loan. Borrowings under the term loan bore interest at floating rates. We paid approximately $14.8 million of fees and expenses associated with obtaining the term loan. The fees were amortized over three months, the period the debt was outstanding before being paid in full with the proceeds from the Timberlands Sale in February 2005. Accordingly, at June 30, 2005, we had no “Deferred financing costs” recorded on our Consolidated Balance Sheet.

                In October 2004, we also obtained a $164 million, 6% related-party loan from Boise Holdings that was due to mature in October 2015. Proceeds from the Timberlands Sale were used to repay this related-party loan. Due to related-party activity (see Note 3, Transactions With Related Parties), the balance on this loan was $157.5 million at the time we repaid it in February 2005.

                In the predecessor periods presented, we participated in OfficeMax’s centralized cash management system. Cash advances necessary to fund the purchase of timberlands and major improvements to and replacements of property, to the extent not provided through internally generated funds, were provided by OfficeMax’s cash or funded with debt. In the predecessor periods presented, interest cost was allocated to us based on our average asset balances. The interest expense attributable to the debt allocated from OfficeMax is included in our predecessor Consolidated Statements of Income.

7.             Financial Instruments

                The estimated fair values of our financial instruments, such as receivables, payables and debt, are the same as their carrying values. For the six months ended June 30, 2005, essentially all of our sales were to Boise LLC, which represents a concentration in the volume of business transacted and the revenue generated from these transactions.

                Concurrent with the Timberlands Sale, we made a related-party loan to Boise LLC of $264.8 million. The principal amount of this loan is subject to adjustment based on transactions between us and Boise LLC and had a balance at June 30, 2005, of $261.3 million. This note bears interest of 8% per annum, compounded semi-annually, and matures on February 4, 2015.

Prior to the Timberlands Sale, changes in interest rates exposed us to financial market risk. For the three and six months ended June 30, 2005, we did not use any derivative financial instruments, such as interest rate swaps, rate hedge agreements or forward purchase contracts, to hedge underlying debt obligations or anticipated transactions. In the predecessor periods, OfficeMax allocated debt and interest costs to us based on our average asset balances. OfficeMax occasionally used derivative financial instruments, such as interest rate swaps, rate hedge agreements and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in our predecessor financial statements other than through OfficeMax’s allocations to us.

8.             Commitments and Guarantees

Commitments

                As a result of the Timberlands Sale, we have no commitments, including no commitments for leases or debt.

Guarantees

Boise Cascade Company and Timber Holdings (collectively, “The Companies”) and their respective direct and indirect domestic subsidiaries, excluding foreign subsidiaries, are parties to an amended and restated Credit Agreement dated as of April 18, 2005, with JPMorgan Chase Bank, as Administrative Agent, and certain Lenders named therein and a related Guarantee and Collateral Agreement of the same date (collectively, the Bank Credit Agreements). Boise LLC, a wholly owned direct subsidiary of Boise Cascade Company, acts as borrower under the Bank Credit Agreements for the $837.9 million Tranche D term loan and a $475.0 million revolving credit facility that had no outstanding balance at June 30, 2005, other than reimbursement obligations in respect to $62.2 million of standby letters of credit issued under the revolving facility. In addition, Boise Land & Timber Corp., a wholly owned direct subsidiary of Timber Holdings, acted as borrower under the original Bank Credit Agreements for the Tranche C term loan in the amount of $1,225.0 million, which was paid in full in February 2005 with the proceeds of the Timberlands Sale. Boise LLC’s loans and reimbursement obligations are guaranteed by The Companies and each of their domestic subsidiaries (other than Boise LLC). Prior to the repayment by Boise Land & Timber Corp. of the Tranche C term loan, The Companies and each of their domestic subsidiaries (other than Boise Land & Timber Corp.) also guaranteed such loan.

Boise LLC and its wholly owned subsidiary, Boise Cascade Finance Corporation, have jointly issued $250.0 million of senior floating-rate notes due in 2012 and $400.0 million of 7.125% senior subordinated notes due in 2014. The senior notes are guaranteed on a senior basis and the subordinated notes on a subordinated basis by The Companies and each of the domestic subsidiaries, excluding foreign subsidiaries, of The Companies, other than Boise LLC and Boise Cascade Finance Corporation, which are the issuers of the notes.

                In connection with the Timberlands Sale, we, along with Boise Holdings, have agreed to indemnify the purchasers for any breach of representation, warranty, or covenant contained in the purchase agreement. Our indemnification obligations, with certain exceptions, survive until February 4, 2006, and are subject to a deductible of $16.5 million and an aggregate cap of $100.0 million. In addition, the purchasers have agreed that, if the events giving rise to an indemnification claim against us and Boise Holdings also give rise to an indemnification claim against OfficeMax under OfficeMax’s indemnification obligations arising from its sale of the timberlands operations, the purchasers will pursue remedies directly and exclusively against OfficeMax. In connection with the foregoing, Parent assigned to the purchasers all of its rights to indemnification by OfficeMax with respect to the timberlands operations.

9.             Legal Proceedings and Contingencies

                We are not aware of any litigation or administrative proceedings involving Timber Holdings.